Exhibit 4.4

CHINA 3C GROUP, INC.

2008 OMNIBUS SECURITIES AND INCENTIVE PLAN

STOCK OPTION AGREEMENT

DIRECTOR NON-QUALIFIED STOCK OPTION

THIS AGREEMENT made as of December 1, 2008, by and between China 3C Group, Inc., a Nevada corporation (the “Company”), and Kenneth Berents (the “Optionee”).

WITNESSETH:

WHEREAS, the Company has adopted the China 3C Group, Inc. 2008 Omnibus Securities and Incentive Plan (the “Plan”) for the benefit of its employees, nonemployee directors and consultants and the employees, nonemployee directors and consultants of its affiliates, and

WHEREAS, the Committee has authorized the grant to the Optionee of an Option under the Plan, on the terms and conditions set forth in the Plan and as hereinafter provided,

NOW, THEREFORE, in consideration of the premises contained herein, the Company and the Optionee hereby agree as follows:

1.	Definitions.

Terms used in this Agreement which are defined in the Plan shall have the same meaning as set forth in the Plan.

2.	Grant of Option.

The Committee hereby grants to the Optionee an option to purchase 30,000 shares of the Company’s Common Stock (“Shares”) for an Option price per Share equal to $0.90 (not less than the Fair Market Value of a Share on the date of the grant of the Option) (the “Option”).

3.	Option Terms and Exercise Period.

(a)	The Option shall be exercised, and payment by the Optionee of the Option price shall be made, pursuant to the terms of the Plan.

(b)	All or any part of the Option may be exercised by the Optionee no later than the tenth (10th) anniversary of the date of this Agreement.

(c)	This Agreement and the Option shall terminate on the earlier of (i) the tenth (10th) anniversary of the date of this Agreement or (ii) the date the Option is fully exercised.

4.	Vesting.

The Option shall fully vest and become exercisable immediately upon grant.

5.	Termination of Director Status.

Sections 6.2 and 6.4 of the Plan shall control; provided, however, that for purposes of Section 6.2(a) of the Plan, in lieu of ninety (90) days after termination of Director Status, the Optionee shall have twenty-four months (24) months after such termination to exercise the Option.

6.	Restrictions on Transfer of Option.

This Agreement and the Option shall not be transferable otherwise than (a) by will or by the laws of descent and distribution or (b) by gift to any Family Member of the Optionee, and the Option shall be exercisable, during the Optionee’s lifetime, solely by the Optionee, except on account of the Optionee’s Permanent and Total Disability or death, and solely by the transferee in the case of a transfer by gift to a Family Member of the Optionee.

7.	Exercise of Option.

(a)           The Option shall become exercisable at such time as shall be provided herein or in the Plan and shall be exercisable by written notice of such exercise, in the form prescribed by the Committee, to the Secretary of the Company, at its principal office. The notice shall specify the number of Shares for which the Option is being exercised.

(b)           Shares purchased pursuant to the Option shall be paid for in full at the time of such purchase in cash, in Shares, including Shares acquired pursuant to the Plan, or part in cash and part in Shares. Shares transferred in payment of the Option price shall be valued as of the date of transfer based on their Fair Market Value.

8.	Regulation by the Committee.

This Agreement and the Option shall be subject to any administrative procedures and rules as the Committee shall adopt. All decisions of the Committee upon any question arising under the Plan or under this Agreement, shall be conclusive and binding upon the Optionee and any person or persons to whom any portion of the Option has been transferred by will, by the laws of descent and distribution or by gift to a Family Member of the Optionee.

9.	Rights as a Stockholder.

The Optionee shall have no rights as a stockholder with respect to Shares subject to the Option until certificates for Shares of Common Stock are issued to the Optionee.

10.	Reservation of Shares.

With respect to the Option, the Company hereby agrees to at all times reserve for issuance and/or delivery upon payment by the Optionee of the Option price, such number of Shares as shall be required for issuance and/or delivery upon such payment pursuant to the Option.

11.	Delivery of Share Certificates.

Within a reasonable time after the exercise of the Option the Company shall cause to be delivered to the Optionee, his or her legal representative or his or her beneficiary, a certificate for the Shares purchased pursuant to the exercise of the Option.

12.	Amendment.

The Committee may amend this Agreement at any time and from time to time; provided, however, that no amendment of this Agreement that would materially and adversely impair the Optionee’s rights or entitlements with respect to the Option shall be effective without the prior written consent of the Optionee.

13.	Plan Terms.

The terms of the Plan are hereby incorporated herein by reference.

14.	Effective Date of Grant.

The Option shall be effective as of the date first written above.

15.	Optionee Acknowledgment.

By executing this Agreement, the Optionee hereby acknowledges that he or she has received and read the Plan and this Agreement and that he or she agrees to be bound by all of the terms of both the Plan and this Agreement.

ATTEST:	CHINA 3C GROUP, INC.

/s/ Zhenggang Wang

By: Zhenggang Wang Its: Chief Executive Officer

	/s/ Kenneth T. Berents,	Optionee

ACKNOWLEDGEMENT

Reference is made to (i) Stock Option Agreement - Director Non-Qualified Stock Option by and between China 3C Group, a Nevada corporation (the “Company”), and Kenneth T. Berents dated as of December 1, 2008 (the “50,000 Stock Option Agreement”) for the issuance of 50,000 shares of the Company’s common stock, with an exercise price of $4.29 per share under the Company’s 2008 Omnibus Securities and Incentive Plan (the “Plan”), (ii) Stock Option Agreement - Director Non-Qualified Stock Option by and between the Company and Kenneth T. Berents dated as of December 1, 2008 (the “First 30,000 Stock Option Agreement”) for the issuance of 30,000 shares of the Company’s common stock, with an exercise price of $4.27 per share under the Company’s Plan, and (iii) Stock Option Agreement - Director Non-Qualified Stock Option by and between the Company and Kenneth T. Berents dated as of December 1, 2008 (the “Second 30,000 Stock Option Agreement”) for the issuance of 30,000 shares of the Company’s common stock, with an exercise price of $0.90 per share under the Company’s Plan.

By its execution below, the undersigned hereby acknowledge, confirm and agree that the effective date of the 50,000 Stock Option Agreement, First 30,000 Stock Option Agreement and Second 30,000 Stock Option Agreement is January 15, 2009.

The undersigned have executed this Acknowledgment as of May 11, 2009.

China 3C Group

By: /s/ Zhenggang Wang
Name: Zhenggang Wang
Title: Chief Executive Officer

Kenneth T. Berents

/s/ Kenneth T. Berents
Name: Kenneth T. Berents